Mail Stop 6010					August 2, 2006



Dr. J.W. Stucki
President and Chief Executive Officer
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, Texas 75022

      Re:	American Healthchoice, Inc.
		Registration Statement on Form SB-2
      Filed July 21, 2006
		File No. 333-135955

Dear Dr. Stucki:

      We have limited our review of your filing to the following comment and clearance of our outstanding comments issued on your Form
10-KSB for the fiscal year ended September 30, 2005 and subsequent interim periodic reports.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Form SB-2

General

1. Given the nature and size of the transaction being registered, please advise the staff of the company`s basis for determining the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). We may have additional comments.


General

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact John L. Krug, Staff Attorney at (202) 551-
3862
or me at (202) 551-3715 with any questions.

      					Sincerely,


      					Jeffrey Riedler
      					Assistant Director

cc: Gregory Sichenzia, Esquire